

March 19, 2024

Matthew D. Preston
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

     Re: Intrepid Potash, Inc.
         Registration Statement on Form S-3
         Filed March 7, 2024
         File No. 333-277761

Dear Matthew D. Preston:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Ned Prusse